United States securities and exchange commission logo





                             February 4, 2021

       Jay Taragin
       Chief Financial Officer
       Churchill Capital Corp VII
       c/o Churchill Capital Corp VII
       640 Fifth Avenue, 12 th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp VII
                                                            Form S-1 filed
January 11, 2021
                                                            File No. 333-252006

       Dear Mr. Taragin:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed January 11, 2021

       Summary, page 1

   1. We note that you can access funds in the trust, up to $1,000,000 annually, to pay taxes and working capital
expenses as "permitted withdrawals." Please clarify, in your definition of
                                                        "permitted withdrawals"
that notwithstanding the annual limitation, such withdrawals can only be made from
interest and not from the principal held in the trust.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jay Taragin
Churchill Capital Corp VII
February 4, 2021
Page 2

        You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameJay Taragin                             Sincerely,
Comapany NameChurchill Capital Corp VII
                                                          Division of
Corporation Finance
February 4, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName